UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

ECMOHO Limited

(Name of Issuer)

Class A ordinary shares, par value $0.00001 per share

(Title of Class of Securities)

G29213 108

(CUSIP Number)

December 31, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G29213 108

1.	Names of Reporting Persons Liberal Rich Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization The British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 6,012,000[1]
	6.	Shared Voting Power None
	7.	Sole Dispositive Power 6,012,000[1]
	8.	Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,012,000[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.5%[2]
12.	Type of Reporting Person (See Instructions) CO

1	Represents the 6,012,000 Class A ordinary shares held of record by Liberal Rich Limited. Liberal Rich Limited is controlled by Xingmei Cui.
2	See Item 4.

CUSIP No. G29213 108

1.	Names of Reporting Persons Xingmei Cui
2.	Check the Appropriate Box if a Member of a Group (See Instructions) a. ☐ b. ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization The People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 6,012,000[3]
	6.	Shared Voting Power None
	7.	Sole Dispositive Power 6,012,000[3]
	8.	Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,012,000[3]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.5%[4]
12.	Type of Reporting Person (See Instructions) IN

3	Represents the 6,012,000 Class A ordinary shares held of record by Liberal Rich Limited. Liberal Rich Limited is controlled by Xingmei Cui.
4	See Item 4.

Item 1(a).	Name of Issuer:

ECMOHO Limited

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3F, 1000 Tianyaoqiao Road

Xuhui District

Shanghai, 200030

The People’s Republic of China

Item 2(a).	Name of Person Filing:

Liberal Rich Limited

Xingmei Cui

Item 2(b).	Address of Principal Business Office or, if None, Residence:

For Liberal Rich Limited:

    Intershore Chambers, Road Town, Tortola

    The British Virgin Islands

For Xingmei Cui:

    3F, 1000 Tianyaoqiao Road

    Xuhui District

    Shanghai, 200030

    The People’s Republic of China

Item 2(c).	Citizenship:

Liberal Rich Limited – The British Virgin Islands

Xingmei Cui – The People’s Republic of China

Item 2(d).	Title of Class of Securities:

Class A ordinary shares, par value $0.00001 per share.

Item 2(e).	CUSIP Number:

G29213 108

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)	The information required by Items 4(a) is set forth in Row 9 of the cover page for each Reporting Person and is incorporated herein by reference.

(b)

The information required by Items 4(b) is set forth in Row 11 of the cover page for each Reporting Person and is incorporated herein by reference. The total number of outstanding Class A ordinary shares used to calculate the percent of class represented by the Class A ordinary shares beneficially owned by Liberal Rich Limited is 63,567,099 Class A ordinary shares outstanding as of the date of this filling as provided by the Issuer.

(c)	The information required by Items 4(c) is set forth in Rows 5-8 of the cover page for each Reporting Person and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Liberal Rich Limited, controlled by Xingmei Cui, is the holder of record of the Class A ordinary shares beneficially owned by Xingmei Cui.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 27, 2020

/s/ Xingmei Cui
Xingmei Cui

LIBERAL RICH LIMITED

By:	/s/ Xingmei Cui
Name: Xingmei Cui
Title: Director